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Exhibit 12(b)

Aon Corporation and Consolidated Subsidiaries
Combined With Unconsolidated Subsidiaries
Computation of Ratio of Earnings to Combined Fixed Charges
and Preferred Stock Dividends

	Three Months Ended March 31,
			Years Ended December 31,
(millions except ratios)
	2003	2002	2002	2001	2000	1999	1998
Income before provision for income taxes and minority interest	$256	$271	$793	$309	$854	$635	$931
Add back fixed charges:
Interest on indebtedness	28	29	124	127	140	105	87
Interest credited on investment-type insurance contracts	1	12	29	56	71	77	72
Interest on ESOP	—	—	—	—	—	1	2
Portion of rents representative of interest factor	14	15	59	57	54	49	51

Income as adjusted	$299	$327	$1,005	$549	$1,119	$867	$1,143

Fixed charges and preferred stock dividends:
Interest on indebtedness	$28	$29	$124	$127	$140	$105	$87
Preferred stock dividends	15	17	58	70	70	70	70

Interest and dividends	43	46	182	197	210	175	157
Interest credited on investment-type insurance contracts	1	12	29	56	71	77	72
Interest on ESOP	—	—	—	—	—	1	2
Portion of rents representative of interest factor	14	15	59	57	54	49	51

Total fixed charges and preferred stock dividends	$58	$73	$270	$310	$335	$302	$282

Ratio of earnings to combined fixed charges and preferred stock dividends (1)	5.2	4.5	3.7	1.8	3.3	2.9	4.1

(1)
Included in total fixed charges and preferred stock dividends are $14 million and $16 million for the three months ended March 31, 2003 and 2002, respectively, $54 million for the year ended December 31, 2002 and $66 million for the years ended December 31, 2001, 2000, 1999 and 1998, of pretax distributions on the 8.205% mandatorily redeemable preferred capital securities which are classified as "minority interest" on the condensed consolidated statements of income.

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  Exhibit 12(b)
Aon Corporation and Consolidated Subsidiaries Combined With Unconsolidated Subsidiaries Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends